CONSTELLATION OIL SERVICES HOLDING S.A.

8-10, Avenue de la Gare

L-1610 Luxembourg

Grand Duchy of Luxembourg

RCS number: B163424

December 9, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn: Timothy S. Levenberg

Re:	REQUEST FOR ACCELERATION OF EFFECTIVENESS Constellation Oil Services Holding S.A. Star International Drilling Limited

Constellation Overseas Ltd. (in provisional liquidation)

Alpha Star Equities Ltd. (in provisional liquidation)

Gold Star Equities Ltd. (in provisional liquidation)

Hopelake Services Ltd.

Lone Star Offshore Ltd. (in provisional liquidation)

Snover International Inc. (in provisional liquidation)

Amaralina Star Holdco 1 Ltd

Brava Star Holdco 1 Ltd

Laguna Star Holdco 1 Ltd
Application for Qualification of Indenture on Form T-3
File No. 022-29078

Dear Mr. Timothy S. Levenberg:

We refer to the Application for Qualification of Indentures on Form T-3 with respect to the (i) 10.00% PIK / Cash Senior Secured Notes due 2024, comprised of 10.00% PIK / Cash Senior Secured First Lien Tranche due 2024, 10.00% PIK / Cash Senior Secured Second Lien Tranche due 2024 and 10.00% PIK / Cash Senior Secured Third Lien Tranche due 2024, (ii) 10.00% PIK / Cash Senior Secured Third Lien Notes due 2024, (iii) 10.00% PIK / Cash Senior Secured Fourth Lien Notes due 2024 and (iv) 6.25% PIK Senior Notes due 2030, originally filed with the Securities and Exchange Commission (the “Commission”) on August 9, 2019 (File No. 022-29078) (as amended by Amendment No. 1 filed with the Commission on December 9, 2019, the “Form T-3”), of Constellation Oil Services Holding S.A. (the “Issuer”) and Star International Drilling Limited, Constellation Overseas Ltd. (in provisional liquidation), Alpha Star Equities Ltd. (in provisional liquidation), Gold Star Equities Ltd. (in provisional liquidation), Hopelake Services Ltd., Lone Star Offshore Ltd. (in provisional liquidation), Snover International Inc. (in provisional liquidation), Amaralina Star Holdco 1 Ltd, Brava Star Holdco 1 Ltd, Laguna Star Holdco 1 Ltd (the “Guarantors”).

In accordance with Section 307(c) of the Trust Indenture Act of 1939, as amended, the Issuer and the Guarantors hereby respectfully request acceleration of the effective date of the above-referenced Form T-3 so that it may become effective at or prior to 9:00 a.m. Eastern Time, on Thursday, December 12, 2019, or as soon as possible thereafter.

Please contact Daniel Nam of White & Case LLP, U.S. counsel to the Company, at (212) 819-8542, 1221 Avenue of the Americas, New York, NY 10020, as soon as the Form T-3 has been declared effective, or if you have any other questions or comments regarding this matter.

[Remainder of Page Intentionally Blank]

      Sincerely,

CONSTELLATION OIL SERVICES HOLDING S.A.

By:	/s/ Camilo McAllister
Name:	Camilo McAllister
Title:	Chief Financial Officer

By:	/s/ Fabíola Goulart
Name	Fabíola Goulart
Title:	Head of Finance

CONSTELLATION OVERSEAS LTD. (IN
PROVISIONAL LIQUIDATION)

By:	/s/ Michael Pearson
Name:	Michael Pearson
Title:	Director

LONE STAR OFFSHORE LTD. (IN PROVISIONAL
LIQUIDATION)

By:	/s/ Michael Pearson
Name:	Michael Pearson
Title:	Director

GOLD STAR EQUITIES LTD. (IN PROVISIONAL
LIQUIDATION)

By:	/s/ Michael Pearson
Name:	Michael Pearson
Title:	Director

SNOVER INTERNATIONAL INC. (IN PROVISIONAL
LIQUIDATION)

By:	/s/ Michael Pearson
Name:	Michael Pearson
Title:	Director

Signature Page to SEC Acceleration Request

STAR INTERNATIONAL DRILLING LIMITED

By:	/s/ Michael Pearson
Name:	Michael Pearson
Title:	Director

ALPHA STAR EQUITIES LTD. (IN PROVISIONAL
LIQUIDATION)

By:	/s/ Michael Pearson
Name:	Michael Pearson
Title:	Director

HOPELAKE SERVICES LTD.

By:	/s/ Michael Pearson
Name:	Michael Pearson
Title:	Director

AMARALINA STAR HOLDCO 1 LTD

By:	/s/ Michael Pearson
Name:	Michael Pearson
Title:	Director

LAGUNA STAR HOLDCO 1 LTD

By:	/s/ Michael Pearson
Name:	Michael Pearson
Title:	Director

BRAVA STAR HOLDCO 1 LTD

By:	/s/ Michael Pearson
Name:	Michael Pearson
Title:	Director

Signature Page to SEC Acceleration Request